UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

CONTENTS

On October 18, 2017, Akari Therapeutics, Plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co., as representative of the several underwriters set forth therein (collectively, the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 3,480,000 of the Company’s American Depositary Shares (“ADSs”), each representing 100 ordinary shares, nominal value £0.01 per share, of the Company, at an offering price to the public of $5.00 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 522,000 ADSs on the same terms and conditions.

The ADSs will be issued pursuant to the Company’s currently effective shelf registration statement on Form F-3 (No. 333-198107) and an accompanying prospectus filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on August 20, 2014 (the “Registration Statement”), and a preliminary and final prospectus supplement filed with the Commission in connection with the Offering.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

McDermott Will & Emery UK LLP, counsel to the Company, has issued a legal opinion with respect to the ordinary shares represented by the ADSs sold in the offering. A copy of the opinion, including the consent therein, is attached as Exhibit 5.1 hereto.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.
1.1	Underwriting Agreement between Akari Therapeutics, Inc. and Cantor Fitzgerald & Co., as representative of the several underwriters, dated October 18, 2017
5.1	Opinion of McDermott Will & Emery UK LLP
23.1	Consent of McDermott Will & Emery UK LLP (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: October 19, 2017